UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. ____)

BIRNER DENTAL MANAGEMENT SERVICES, INC.

(Name of Subject Company (Issuer))

BIRNER DENTAL MANAGEMENT SERVICES, INC.

(Name of Filing Person (Issuer))

Common Stock, Without Par Value

(Title of Class of Securities)

091283200

(CUSIP Number of Class of Securities)

Dennis N. Genty Chief Financial Officer, Secretary, and Treasurer Birner Dental Management Services, Inc. 3801 East Florida Avenue, Suite 508 Denver, Colorado 80210 (303) 691-0680

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to: Douglas R. Wright, Esq. Faegre & Benson LLP 3200 Wells Fargo Center 1700 Lincoln St. Denver, CO 80203 (303) 607-3500

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee

$4,900,000	$525

*

Calculated solely for purposes of determining the filing fee. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, assumes the purchase of 175,000 shares of common stock at the maximum tender offer purchase price of $28.00 per share in cash.

☐

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.

Form or Registration No.:	Not applicable.

Filing party:	Not applicable.

Date filed:	Not applicable.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

	☐	third party tender offer subject to Rule 14d-1.

	☒	issuer tender offer subject to Rule 13e-4.

	☐	going-private transaction subject to Rule 13e-3.

	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

Item 1. Summary Term Sheet.

          The information set forth under “Summary Term Sheet” in the Offer to Purchase (the “Offer to Purchase”), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

Item 2. Subject Company Information.

          (a) The name of the issuer is Birner Dental Management Services, Inc. , a Colorado corporation (the “Company”). The address of the Company’s principal executive offices is 3801 East Florida Avenue, Suite 508, Denver, Colorado 80210, and the telephone number is (303) 691-0680.

          (b) The subject securities are the Company’s common stock, without par value. As of August 9, 2006, there were 2,311,719 shares of the Company’s common stock outstanding.

          (c) The information set forth in the Offer to Purchase under Section 8 (“Price Range of Shares; Dividends”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

          (a) The Company is the filing person and the information set forth under Item 2(a) above is incorporated herein by reference. The address of the Company’s principal executive offices is 3801 East Florida Avenue, Suite 508, Denver, Colorado 80210, and the telephone number is (303) 691-0680. The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

          (a)-(b) The information set forth in the Offer to Purchase under “Summary Term Sheet”, Section 1 (“Number of Shares; Priority of Purchases; Proration”); Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 7 (“Conditions of the Offer”), Section 11 (“Source and Amount of Consideration”), Section 13 (“Legal Matters; Regulatory Approvals”), Section 14 (“Certain Federal Income Tax Consequences”) and Section 15 (“Extension of Tender Period; Termination; Amendments”) is incorporated herein by reference.

          There will be no material differences in the rights of shareholders as a result of this transaction.

Item 5. Past Contacts, Transactions, Negotiations and Arrangements.

          (e) The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

          (a) The information set forth in the Offer to Purchase under Section 9 (“Purpose of the Offer; Certain Additional Effects of the Offer; Plans and Proposals”) is incorporated herein by reference.

          (b) The information set forth in the Offer to Purchase under Section 5 (“Acceptance for Payment of Shares and Payment of Purchase Price”) and Section 9 (“Purpose of the Offer; Certain Additional Effects of the Offer; Plans and Proposals “) is incorporated herein by reference.

          (c) The information set forth in the Offer to Purchase under Section 9 (“Purpose of the Offer; Certain Additional Effects of the Offer; Plans and Proposals “) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

          (a), (b) and (d) The information set forth in the Offer to Purchase under Section 11 (“Source and Amount of Funds”) is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

          (a) The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

          (b) The information set forth in the Offer to Purchase under Section 12 (“Interest of Directors and Officers; Transactions and Arrangements Concerning Shares”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

          (a) The information set forth in the Offer to Purchase under Section 16 (“Fees and Expenses”) is incorporated herein by reference.

Item 10. Financial Statements.

          (a)-(b) The information set forth (i) in the Offer to Purchase under Section 10 (“Information Concerning Birner Dental Management Services, Inc.”); (ii) on pages 36 through 59 of the Company’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005; and (iii) on pages 3 through 14 of the Company’s Quarterly Report on Form 10-Q for its fiscal quarter ended June 30, 2006 is incorporated herein by reference.

Item 11. Additional Information.

          (a) The information set forth in the Offer to Purchase under Section 10 (“Information Concerning Birner Dental Management Services, Inc.”) Section 12 (“Interest of Directors and Officers; Transactions and Arrangements Concerning the Shares”) and Section 13 (“Legal Matters; Regulatory Approvals”), is incorporated herein by reference.

          (b) Not applicable.

Item 12. Exhibits.

(a)(1)(i) Offer to Purchase, dated August 31, 2006.

(a)(1)(ii) Letter of Transmittal.

(a)(1)(iii) Notice of Guaranteed Delivery.

(a)(1)(iv) Instruction form for vested stock options.

(a)(2) None.

(a)(3) None.

(a)(4) None.

(a)(5)(i) Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)(ii) Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(5)(iii) Press Release dated August 31, 2006.

(b)(i) Fourth Amendment to the Second Amended and Restated Credit Agreement between the Company and KeyBank National Association dated August 30, 2006

(b)(ii) Third Amended and Restated Security Agreement between the Company and KeyBank National Association dated August 30, 2006.

(d) Not applicable.

(g) Not applicable.

(h) Not applicable.

Item 13. Information Required by Schedule 13E-3.

          (a) Not applicable.

SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

Birner Dental Management Services, Inc.

/s/ Frederic W. J. Birner

Name: Frederic W.J. Birner

Title: Chairman of the Board and Chief Executive Officer

Date: August 31, 2006

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated August 31, 2006.

(a)(1)(ii)	Letter of Transmittal.

(a)(1)(iii)	Notice of Guaranteed Delivery.

(a)(1)(iv)	Instruction form for vested stock options.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)(i)	Form of letter to brokers, dealers, commercial banks, trust companies and other nominees.

(a)(5)(ii)	Form of letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.

(a)(5)(iii)	Press Release dated August 31, 2006.

(b)(i)	Fourth Amendment to the Second Amended and Restated Credit Agreement between the Company and KeyBank National Association dated August 30, 2006

(b)(ii)	Third Amended and Restated Security Agreement between the Company and KeyBank National Association dated August 30, 2006.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.